Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION

The first sentence of Article Fourth has been amended in its entirety to read as follows:

Fourth: The Corporation shall have the authority to issue 8,010,000,000 shares, of which 8,000,000,000 shall be common stock, $0.0001 par value (“Common Stock”) and 10,000,000 shares shall be preferred stock $0.0001 par value (“Preferred Stock”).